Exhibit 99.1

News Release

Yorkshire Water appoints Stantec as £50m Strategic Planning Partner

EDMONTON, AB; NEW YORK, NY (February 5, 2018) TSX, NYSE:STN

Yorkshire Water has announced the major appointment of Stantec (previously MWH) as its sole Strategic Planning Partner (SPP) in a deal worth £50m, as the water firm prepares supply chain arrangements and contracts for the AMP7 period (2020 – 2025).

The major seven-year contract will continue until March 2025, with the potential to extend by an additional five years.

Stantec will provide a range of services to support Yorkshire Water’s strategic plan, working closely with the firm’s own highly skilled and innovative in-house team.

This will involve driving innovation in the approach to resolving risk; exploiting new technology, partnership working and use of markets. A commercial model arrangement will incentivize the delivery of results inspired by the creation of ideas leading to exceptional service to Yorkshire Water’s customers.

Nevil Muncaster, Yorkshire Water’s Director of Asset Management said: “The appointment of Stantec demonstrates the first of a series of exciting changes that we are making to ensure that we excel in AMP7 and beyond.”

Stantec UK Managing Director Cath Schefer said: “I’m delighted that Stantec has been selected by Yorkshire Water to be its Strategic Planning Partner. We look forward to working in an integrated partnership to support the delivery of benefits to Yorkshire Water’s customers and the wider community.”

Yorkshire Water’s partnering arrangements throughout AMP7 involve an investment of around £1.5bn and supply chain partners will need to demonstrate the highest standards of process safety and innovation.

On innovation, Nevil Muncaster of Yorkshire Water added: “Innovation is a key driving force, allowing delivery of more while keeping costs down and helping meet the challenges of climate change, population growth and economic pressures. Future supply chain partners will also need to support the development and delivery of low carbon solutions and enhance our use of standard products and solutions, off site construction and modular build.”

Yorkshire Water has deployed a ‘Six Capitals Model’ philosophy where supply chain partners will be asked to think beyond traditional construction and engineering requirements. The model encompasses financial capital, manufactured capital, natural capital, social capital, human capital and intellectual capital and each of these elements needs to be factored into project design. This approach is being embraced as the firm looks to drive environmental, sustainable and social outcomes, as well as purely economic and financial.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the program described above, including statements regarding Stantec’s anticipated scope of work. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the contract described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Yorkshire Water Media Contact
Danny Craig	Tom Underwood,
Stantec Media Relations	Media Advisor at Yorkshire Water
T: 949-923-6085 | C: 949-632-6319	T: 07790 616181
E: danny.craig@stantec	E: tom.underwood@yorkshirewater.co.uk

Stantec Investor Contact

Sonia Kirby

Stantec Investor Relations

T: 780-616-2785

E: sonia.kirby@stantec.com

Design with community in mind